

June 5, 2015

Via E-mail
Mr. Bryan A. Giglia
Chief Financial Officer
Sunstone Hotel Investors, Inc.
120 Vantis, Suite 350
Aliso Viejo, CA 92656

> **Re: Sunstone Hotel Investors, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 19, 2015**
> **Form 8-K filed February 17, 2015**
> **File No. 1-32319**

Dear Mr. Giglia:

We have reviewed your May 20, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 12, 2015 letter.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Seasonality and Volatility, page 63

1.   We note your response to prior comment 2. Please tell us how you determined the amount of prior ownership results. Additionally, to the extent that you retain this disclosure in future filings, provide all of the disclosure requirements in Item 10(e) of Regulation S-K, including identifying comparable portfolio revenues as a non-GAAP measure and describing the usefulness of the measure to the company and to investors.

Form 8-K filed February 17, 2015

Exhibit 99.1

Comparable Hotel EBITDA and Margins, page 18

1.   We note your response to prior comment 3. Please address the following as it relates to your proposed revised presentation.
- Tell us how you determined the amounts to include in the "Acquisition" column.
- Explain to us your basis for including an adjustment for pro forma depreciation in the "Acquisition" column and how you determined the amount of the adjustment as described in footnote (2).
- To the extent that you retain this disclosure in future filings, provide all of the disclosures required by Regulation G and Item 10(e)(1)(i) of Regulation S-K, including labeling this presentation as non-GAAP.   Additionally, provide disclosure regarding the information included within and excluded from the "Acquisition" column.

        You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3446 with any questions.

                                    Sincerely,

                                    /s/ Jaime G. John

                                    Jaime G. John
                                    Branch Chief